AMENDED SCHEDULE A
dated February 2, 2017

TO
INVESTMENT ADVISORY AGREEMENT
BETWEEN
ULTIMUS MANAGERS TRUST
AND
WAYCROSS PARTNERS, LLC

Name of Fund	Management Fee*
Navian Waycross Long/Short Fund	1.25%

*	As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule to be executed as of the date first written above.

ULTIMUS MANAGERS TRUST		WAYCROSS PARTNERS, LLC

By:	/s/ David R. Carson	By:	/s/ Benjamin Thomas
Name: Title:	David R. Carson President	Name: Title:	Benjamin H. Thomas Managing Partner